Exhibit 99.1

51Talk Online Education Group Announces Change to Board Composition

SINGAPORE, May 31, 2024 -- 51Talk Online Education Group (“51Talk” or the “Company”) (NYSE American: COE), a global online education platform with core expertise in English education, announced today that its board of directors (the “Board”) has appointed Mr. Jimmy Lai as an independent director, effective June 1, 2024. Mr. Jimmy Lai will also serve as a member and chairman of the audit committee of the Board, a member of the compensation committee of the Board, and a member of the nominating and corporate governance committee of the Board. Effective May 31, 2024, Mr. Shengwen (Roy) Rong resigned as a director of the Company for personal reasons and stepped down as a member and chairman of the audit committee of the Board, a member of the compensation committee of the Board, and a member of the nominating and corporate governance committee of the Board. The resignation of Mr. Shengwen (Roy) Rong did not result from any dispute or disagreement with the Company or the Board on any matter relating to the Company’s operations, policies or practices.

Mr. Lai currently serves as the chief financial officer of Kneron, a leading provider of full stack edge AI solutions company. Mr. Lai also serves as an independent director of several NYSE-listed companies, including Zepp Corporation (NYSE: ZEPP) and FinVolution Group (NYSE: FINV). Mr. Lai served as the chief financial officer of 51Talk from June 2015 to December 2018. Prior to joining 51Talk in 2015, Mr. Lai served as the chief financial officer for several companies, including Chukong Technologies Corp., a leading mobile entertainment platform company in China, from 2013 to 2015, Gamewave Corporation, a leading webgame company in China, from 2011 to 2013, Daqo New Energy Corp., an NYSE-listed company and a leading polysilicon manufacturer based in China, from 2009 to 2011, Linktone Ltd., a Nasdaq-listed company and a leading provider of wireless interactive entertainment services to consumers in China, from 2008 to 2009 and Palm Commerce Holdings, a leading information technology solution provider for the China lottery industry, from 2006 to 2008. Prior to that, Mr. Lai served as an associate vice president of investor relations at Semiconductor Manufacturing International Corporation, a company listed on the NYSE and the Main Board of the Hong Kong Stock Exchange, from 2002 to 2006, and as a controller and director of financial planning at AMX Corporation from 1997 to 2001. Mr. Lai received his MBA from the University of Texas at Dallas and his bachelor’s degree in statistics from the National Cheng Kung University in Taiwan. Mr. Lai is a certified public accountant licensed in the State of Texas.

Mr. Jack Jiajia Huang, Founder, Chairman and Chief Executive Officer of 51Talk, commented, “We thank Mr. Shengwen (Roy) Rong for his service to us as our board member and wish him all the best in his future endeavors. At the same time, we warmly welcome Mr. Jimmy Lai, and look forward to working with him again to build on the success we have already achieved.”

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About 51Talk Online Education Group

51Talk Online Education Group (NYSE American: COE) is a global online education platform with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students to take live interactive English lessons, on demand. The Company connects its students with a large pool of highly qualified teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

For more information, please visit http://ir.51talk.com.

For further information:

51Talk Online Education Group

Investor Relations

Mr. David Chung

davidchung@51talk.com

Ms. Jinling Wang

wangjinling@51talk.com

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